FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	August	2013
BlackBerry Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	MAKO Surgical Corporation Deploys BlackBerry Enterprise Service 10 to Manage Mobile Investments	2.

Document 1

  NEWS RELEASE
August 1, 2013

FOR IMMEDIATE RELEASE
MAKO Surgical Corporation Deploys BlackBerry Enterprise Service 10 to Manage Mobile Investments

Waterloo, ON – BlackBerry® (NASDAQ: BBRY; TSX: BB) today announced that MAKO Surgical Corporation (NASDAQ: MAKO) has chosen BlackBerry® Enterprise Service 10 as their single enterprise mobility management (EMM) solution because it provides the highest level of control required to handle all the mobile data requirements and security issues unique to the medical device manufacturing environment.

“MAKO Surgical Corp. is committed to the new BlackBerry 10 platform and we’re very impressed with the unique enterprise benefits the platform brings to our organization,” said Ernie Wittyngham, Senior Director of Information Technology at MAKO Surgical. “Having secure and reliable support provided by BlackBerry makes sense as BlackBerry is a trusted partner and has been for a long time.”

Founded in 2004, MAKO Surgical Corp. is an innovative medical device company that markets both its RIO® Robotic Arm Interactive Orthopedic System and proprietary RESTORIS® family of implants to surgeons for a procedure called MAKOplasty® knee resurfacing and total hip arthroplasty. The MAKOplasty® solution is comprised of technologies enabled by an intellectual property portfolio including more than 300 U.S. and foreign owned and licensed patents and patent applications. MAKO Surgical markets to hospitals and surgeons in the U.S. and Europe through a direct sales force and independent orthopedic product agents and distributors.

MAKO Surgical Corp. already has BlackBerry Enterprise Service 10 set up in their environment. “Technology is moving fast, and we needed a solution that could manage our complex fleet of devices and operating systems through a single platform and management console. We’re confident that our investment in BlackBerry 10 is the best technical solution for our mobile workforce,” commented Mr. Wittyngham.

Multiple operating systems and personal use on corporate devices is increasingly common in today’s workplace. MAKO Surgical chose to capitalize on the easy user experience of BlackBerry Enterprise Service 10, which complements their existing mobile investments, without compromising security.

“Many of the world's top healthcare organizations are upgrading to BlackBerry Enterprise Service 10 due to the rich capabilities to manage complex multi-device environments,” said Taher Behbehani, Head of Enterprise Verticals at BlackBerry. “As an enterprise mobility management solution, BlackBerry Enterprise Service 10 provides the capability to manage and secure BlackBerry 10 smartphones, as well as iOS® and Android™ devices, and companies like MAKO Surgical can trust it to keep their enterprise data safe and secure.”

BlackBerry Enterprise Service 10 builds on more than a decade of enterprise mobility management expertise and BlackBerry is the most widely deployed mobility solution in enterprises today. BlackBerry Enterprise Service 10 offers enterprise mobility management, mobile application management and secure mobile connectivity, and delivers a cost-efficient and reliable solution for business customers and government agencies.

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

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BlackBerry Media Relations:
Stephanie Frisina
sfrisina@blackberry.com
+1-519-597-0745

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@blackberry.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	August 1, 2013	By:	/s/Steven E. Zipperstein
(Signature)
Steven E. Zipperstein Chief Legal Officer & Corporate Secretary